February 1, 2021

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg

Re:	American Eagle Outfitters, Inc.
Form 10-K for the Fiscal Year Ended February 1, 2020
Filed March 12, 2020
File No. 001-33338

Ladies and Gentlemen:

Set forth below is the response of American Eagle Outfitters, Inc. (the “Company”, “we” or “our”) to the comment of the U.S. Securities and Exchange Commission’s Division of Corporation Finance staff (the “Staff”) set forth in the Staff’s letter dated January 26, 2021 (the “Comment Letter”), regarding our Annual Report on Form 10-K for the year ended February 1, 2020, filed on March 12, 2020. For ease of reference, we have repeated the Staff’s comment in bold preceding our response.

Form 10-K filed March 12, 2020

General

1.

We note that the forum selection provision provided in your bylaws identifies the Delaware Court of Chancery (or, if such court does not have jurisdiction, another state or federal court located in the State of Delaware) as the exclusive forum for certain litigation, including any "derivative action." In future filings, please revise your disclosure to describe the provision, discuss the risks associated with the provision, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If it does, please also state that there is uncertainty as to whether a court would enforce such provision; in this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We acknowledge the Staff’s comment and advise the Staff that the forum selection provision does not apply to actions arising under the Securities Act and Exchange Act and will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the federal securities laws. We propose to add the risk factor set forth below in future annual reports on Form 10-K, commencing with our Form 10-K for the fiscal year ended January 30, 2021, to acknowledge that a forum selection provision could increase costs to bring a claim, discourage claims or limit the ability of the Company’s stockholders to bring a claim in a judicial forum that they find favorable for disputes with the Company, its directors, officers or other employees.

The Company’s amended and restated bylaws (“Bylaws”) provide, to the fullest extent permitted by law, that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between the Company and its stockholders, which could increase costs to bring a claim, discourage claims or limit the ability of the Company’s stockholders to bring a claim in a judicial forum viewed by the stockholders as more favorable for disputes with the Company or the Company’s directors, officers or other employees.

Our Bylaws provide, to the fullest extent permitted by law, that unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee or agent of the Company to the Company or the Company’s stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against the Company or any current or former director or officer or other employee or agent of the Company arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), or the Company’s Certificate of Incorporation or Bylaws, (iv) any action asserting a claim related to or involving the Company or any current or former director or officer or other employee or agent of the Company that is governed by the internal affairs doctrine of the State of Delaware or (v) any action asserting an “internal corporate claim,” as that term is defined in Section 115 of the DGCL shall, in each case, be the Delaware Court of Chancery located within the State of Delaware (or, if the Delaware Court of Chancery located within the State of Delaware lacks jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware). The choice of forum provision may increase costs to bring a claim, discourage claims or limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or the Company’s directors, officers or other employees, which may discourage such lawsuits against the Company or the Company’s directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in the Company’s amended and restated bylaws to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions. The exclusive forum provision in the Company’s amended and restated bylaws will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the federal securities laws including the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or the respective rules and regulations promulgated thereunder.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned at 412-432-4971 or siegals@ae.com.

Sincerely,

/s/ Stacy B. Siegal

Stacy B. Siegal

Executive Vice President and General Counsel

cc: Lilyanna Peyser, Division of Corporation Finance

      Michael A. Mathias, AEO – Executive Vice President and Chief Financial Officer